March 29, 2006


Room 4561
via fax (859) 232-7200

Paul J. Curlander
Chairman & CEO
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

Re:	Lexmark International, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 9, 2005
	Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005 	and September 30, 2005 Filed Mary 3, 2005, August 2,
2005
and 	November 1, 2005, respectively

Dear Mr. Curlander:

      We have reviewed your response to our letter dated December
31,
2005 in connection with the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

1. We note your response to prior comment 3 where you indicate that
you disclosed the primary driver of your change in gross profit each
year.  Disclosure of the primary driver by itself when describing
a
variance in gross margin may be helpful to a reader in
understanding
a variance, however, such disclosure alone may not provide a reader
with a full understanding of a variance.   Tell us how you
considered
the following language from Section III.B.1 of FRR-72: "when preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.

2. In addition, we note that the Company is managed on a segment basis and management believes it is appropriate to disclose revenues and operating income by segment and gross profit margins on a consolidated basis. What consideration have you given to disclosing cost of sales and gross profit by segment? Is this information available to management? Please provide a copy of the reports that you provide to the chief operating decision maker to analyze the operations of the business. Furthermore, you indicate that the Company chooses to disclose additional segment information such as product category, which it "believes is appropriate to help the investor further understand the company". If you believe revenues by product type (supplies, printers) would be helpful to an investor, then please explain why you do not believe a discussion of cost of revenues or profit margin by similar type would be useful. It appears that this information is available as your disclosures on page 30 of the Company`s December 31, 2005 Form 10-K state "The 2.4 percentage point decrease in the gross profit margin from 2004 was principally due to lower product margins of 5.2 percentage points which was mostly printer driven, partially offset by a 2.8 percentage point favorable mix shift among products towards supplies."
Please
explain.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 44

3. We note your response to prior comment 5 where you indicate that a reserve is recorded as a reduction to revenue when it is probable that the Company will offer a price reduction, rebate or sell-through rebate. Considering the frequency and recurring nature of your price reductions, rebate offers and sell-through rebates, describe in reasonable detail how you meet the fixed or determinable fee criteria for revenue recognition at the time of the initial sales to resellers. Specifically, given your history of offering post-sale consideration tell us how you considered whether an implicit offer existed at the time of sale and how you considered whether an accrual was necessary at such time. Tell us what economic factors compel the
Company to offer such sales incentives and how you considered such factors in determining whether the offer was made at the time of sale or subsequent to the sale. Refer to of SAB Topic 13 A.1. Also, please note the reference to paragraph 30 of SOP 97-2 which indicates that if a vendor is unable to reasonably estimate future price changes in light of competitive conditions, or if significant uncertainties exist about the vendor`s ability to maintain its price, the arrangement fee is not fixed or determinable.

Note 9 - Income Taxes, page 55

4. We note your response to our previous comment 8 where you indicate that the IRS is currently auditing tax years 2002 and 2003. Has the
Company accrued for any tax issues pending with regards to the current audits or with regards to future potential audits (2004,
2005)? If so, tell us the amount of such accrued liability and tell us what consideration you have given to including a discussion of such amounts in your financial statement footnotes. Has the issue with regards to Subpart F income been resolved or may it still have an impact on the audits currently in process and any future audits?
Has the Company made any adjustments to the current tax accruals based on the outcome of the 1997 through 2001 audits? Please explain.


 * * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Paul J Curlander
Lexmark International Inc.
March 29, 2006
Page 3